October 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Aamira Chaudhry Adam Phippen Brian Fetterolf Erin Jaskot

Re:	Unitrend Entertainment Group Ltd Response to the Staff’s Comments on Registration Statement on Form F-1 Submitted June 14, 2024 CIK No. 0001997950

Dear Madam and Sirs:

Unitrend Entertainment Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 1, 2024 on the Company’s Registration Statement on Form F-1 previously submitted on June 14, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1 filed June 17, 2024

Dilution, page 57

1.	Please reconcile the difference between as adjusted net tangible book value and net tangible book value to the estimated net proceeds disclosed on page 54.

Response: In response to the Staff’s comments, we have revised the disclosure on page 58.

Exhibit Index

Exhibit 8.1, page II-6

2.	We note counsel’s opinion in Exhibit 8.1 that “[i]nsofar as the statements set forth in the Registration Statement under the caption “Cayman Islands Taxation” purport to summarise certain tax laws of the Cayman Islands, such statements are accurate in all material respects and such statements constitute our opinion.” Please revise your disclosure in the corresponding “Cayman Islands Taxation” section to state that the disclosure is the opinion of Ogier, and have counsel delete the reference in the opinion to the disclosure being a summary of tax consequences (“[i]nsofar as the statements . . . purport to summarise certain laws . . . “). In connection with Exhibit 8.2, also revise the disclosure in the corresponding “People’s Republic of China Enterprise Taxation” section to state that the disclosure is the opinion of East & Concord Partners. Refer to Section III of Staff Legal Bulletin 19. Last, we note your disclosure on pages 119 and Alt-6 that “[t]he validity of the Class A ordinary shares and certain other legal matters as to United States Federal and New York State law will be passed upon for us by VCL Law LLP.,” but VCL Law LLP does not appear to be providing an opinion. Revise to reconcile accordingly.

Response: In response to the Staff’s comments, we have revised the disclosure on page 108 and updated Exhibit 8.1. We have also filed Exhibit 5.1 with the Amendment No. 1.

Exhibit 23.1, page II-6

3.	The audit report date in the consent is not the same as the audit report date on page F-2. Please revise for consistency.

Response: In response to the Staff’s comments, we have revised the date of the audit report on page F-2 and filled the corrected Exhibit 23.1.

General

4.	We note your disclosure on the resale prospectus cover page that “[n]o sales of the Ordinary Shares covered by this prospectus shall occur until our Class A ordinary shares sold in our initial public offering begin trading on the Nasdaq Capital Market. Any shares sold by the Selling Shareholders until our Class A ordinary shares are listed or quoted on an established public trading market will take place at an assumed price between $4.00 and $5.00, which is the public offering price of our Class A ordinary shares in our initial public offering.” Please revise to reconcile such inconsistency and ensure that your disclosure as it pertains to the resale offering is consistent throughout the registration statement. In particular, clarify whether sales may occur before or after the completion of your initial public offering. In this regard, your disclosure on pages Alt-1 and Alt-4 further indicates that sales will not occur until after your initial public offering and that such sales will be “at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale . . . .” Additionally, on the resale prospectus cover page, please include a placeholder for the initial public offering price of your ordinary shares and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company will no longer register the shares for resale through a resale prospectus.

4.	We note that you are registering for resale the shares that you sold to your selling shareholders Kai Electronic Enterprise, Inc. and Sunrise Commercial Trading, Inc. on December 26, 2023, according to your disclosure on page 105. Your disclosure on page F-31 indicates that you consider such issuances to “form part of the Company’s broader pre-IPO share capital reorganization” that occurred on such date. Please advise as to (i) why you determined to sell shares in December, the relationship of the shareholders to you, the sales price of the shares and how the price was determined, (ii) why the resale offering is being registered at this time, (iii) whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements, (iv) how you determined the number of ordinary shares being registered in connection with the resale offering, and (v) how the selling shareholders were selected to participate in this resale offering, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: In We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company will no longer register the shares for resale through a resale prospectus.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Registration Statement, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Bin Feng
Bin Feng

cc:	Fang Liu, Esq.
VCL Law LLP